SUBSCRIPTION AGREEMENT

THESE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JUSRISDICTION. THESE SECURITIES MAY ONLY BE RESOLD IF REGISTERED UNDER THE SECURITIES ACT, PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OR IN COMPLIANCE WITH RULE 501 OF REGULATION CROWDFUNDING. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OF ANY OTHER JURISDICTION, NOR HAS THE SEC OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF DISCLOSURES CONTAINED IN ISSUER'S FORM C.

The undersigned ("Investor") understands that Matt Corman Collective LLC ("Issuer" or "Company") is offering up to $107,000.00 of convertible promissory notes (each a "Note" and collectively, the "Notes") pursuant to Issuer's Form C dated _____ (the "Form C Seed I Notes"), Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Investor hereby represents, warrants and agrees as follows:

1. **Subscription**. By executing the signature page to this note subscription agreement (this "Note Agreement"), Investor irrevocably subscribes for the Note set forth on the signature page.

2. **Acceptance of Subscription**. Issuer has the right, in its sole discretion, to accept or reject Investor's subscription, in whole or in part, for any reason. Investor's subscription is accepted by Issuer only upon execution by Issuer of the signature page hereto. Subscriptions need not be accepted in the order received and the Notes may be allocated among subscribers in Issuer's discretion. The closing of the sale of Notes will take place at the time and in the manner described in the Form C Seed I Notes. Any subscription amount that is not accepted by Issuer will be returned promptly, without interest, to Investor.

3. **Investment Limitations**. Including the amount set forth on the signature page hereto, in the past twelve-month period, Investor has not exceeded the investment limit set forth in Rule 100(a)(2) of Regulation Crowdfunding.

4. **Investment Company**. Investor is not an "investment company" as defined under, nor is Investor relying on exemptions contained in Sections (3)(c)(1) or (3)(c)(7) of, the Investment Company Act of 1940, as amended.

5. **Authorization and Compliance**. Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Note, enter into this Note Agreement and perform all of the obligations required to be performed by Investor hereunder, and the acquisition of Note by Investor will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor. Investor will comply with all laws applicable to transactions in securities in effect in the jurisdiction in which Investor purchases or sells Note. Investor is not subject to any "bad actor" disqualifications contained in Rule 503 of Regulation Crowdfunding, assuming for purposes of this representation that Investor is a "covered person" under Rule 503.

Review of Investment Materials. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Note. Investor has engaged Investor's own professional advisors, to the extent Investor believes appropriate, to assist Investor in evaluating legal, tax, accounting and financial matters relating to an investment in the Note. Investor has relied solely on the information contained in the Form C Seed I Notes and other information available at www.bumpercollective.com and is not relying on the advice or recommendations of Issuer, in making Investor's independent decision to purchase Note.

6. **Risk of Loss of Entire Investment**. Investor understands the risks involved in an investment in the Note (including the risks described in the Form C Seed I Notes) and that the entire amount of Investor's investment may be lost, and Investor is in a financial condition to bear the loss of the investment.

7. **Restrictions on Transfer**. Investor is acquiring the Note for Investor's own account, for investment purposes, and not with a view to, or for resale. Investor will transfer the Note only (i) pursuant to an effective registration statement under the Securities Act, an exemption from such registration requirements or as provided in Rule 501 of Regulation Crowdfunding and (ii) in compliance with transfer restrictions imposed by the LLC Agreement. A legend describing these transfer restrictions will accompany the Note. Issuer has no obligation or intention to register the Note or to take action to facilitate resales. Even if the Note become freely transferrable, a secondary market in the Note may not develop and, as a result, Investor must bear the economic risk of an investment in the Note for an indefinite period of time.

8. **No Reliance on Bumper Collective**. Investor is not relying on, and will not rely on, any communication from Stampede Securities, Inc., a Delaware corporation ("Bumper Collective"), as investment advice or as a recommendation to purchase the Note and acknowledges that Bumper Collective is not acting, nor has it acted, as an advisor to Investor in connection with Investor's purchase of Note. Bumper Collective has not made any recommendation or determination regarding Investor's authority or suitability to invest in the Note. Bumper Collective is a third-party beneficiary of, and may rely on, the representations, warranties and agreements of Investor contained in this Note Agreement.

9. **Accuracy of Information**. Information provided by Investor in this Note Agreement is accurate and complete and may be relied on by Issuer. If any of the information provided by Investor changes before Issuer accepts Investor's subscription, Investor will notify Issuer immediately. If any of the information provided by Investor is inaccurate and Issuer is harmed as a result, Investor will indemnify Issuer, meaning Investor will pay any damages. If Issuer determines that Investor provided inaccurate information or has otherwise violated Investor's obligations, Issuer may (but is not required to) repurchase Investor's Note for an amount equal to the original purchase price less any distributions received by Investor.

10. **Consent to Electronic Delivery**. Investor agrees that Issuer may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method. Investor will notify Issuer promptly of any change in Investor's email or physical address.

Article I: Definitions

"Conversion Date" means the date, specified by the Notice Of Conversion that the Investor's Principal converts into Class B Units as defined in the LLC Agreement.

"Conversion Price" means $1.00 per Class B Unit at which the Note is to be converted into Class B Units.

"Default" means any Event of Default or any Potential Event of Default.

"Interest" means interest payable by the Issuer in connection with the Note.

"Interest Rate" means the rate of 8 per cent per annum.

"Principal" means the aggregate Note amount.

"Repayment Date" means three years after the Subject Project Release Date as defined in the LLC Agreement.

"Simple Interest" means how the total Interest is calculated. The formula to calculate this is Principal multiplied by Interest Rate multiplied by Term Of Note in years.

"Term Of Note" means period from the date of the Note Agreement to the Repayment Date.

"TIN" means Tax Identification Number. A Social Security Number or International Tax Identification Number is a form of TIN.

Article II: Payment Terms

2.1 Interest.
Interest shall accrue on the Principal at the Interest Rate from the date of the Note Agreement to the Repayment Date and shall be payable on the Repayment Date. For the purposes of calculating such Interest, the Interest will be calculated as Simple Interest. If the Note converts into Class B Units, all accrued Interest will be considered forgiven and will not be paid to Investor.

2.2 Payment.
Payments to be made are due on the Repayment Date.

2.3. No Early Repayment.
The Issuer is not allowed to repay the Principal or Interest before the Repayment Date.

2.4 Conversion.
At the sole option of the Issuer, all of the Investor's unpaid Principal then outstanding will be converted into Class B Units provided the Investor obtains a TIN and notifies the Issuer with the TIN. The Issuer shall provide a Notice of Conversion no later than 15 days after receiving the Investor's TIN.

2.5 Conversion Price.
Upon the Conversion Date, the Investor's unpaid Principal shall convert to Class B Units at the Conversion Price.

2.6 Converted Class B Units.
These Class B Units will be pursuant to Form C Seed I Units. These Class B Units are on parity with all Class B Units issued pursuant to Form C Seed I Units and rank equally, without preference among themselves. For any amount to be distributed towards Capital Contribution Recoupment as referenced in Schedule A of the LLC Agreement, no indebtedness of the Issuer is senior

to Investors of Class B Units pursuant to Form C Seed I Units in right of payment and shall be made pro rata in accordance with each Investor's Capital Contribution. Following Recoupment as referenced in Schedule A of the LLC Agreement, each Class B Unit is on parity with all Class B Units issued by the Issuer and rank equally, without preference among themselves. Any amount to be distributed following Recoupment shall be made pro rata in accordance with each Investor's respective Class B Percentage Interest.

2.7 Equalization Among Investors.
Each Note is on parity with all Notes that are issued pursuant to Form C Seed I Notes and to the Note Agreement. Any amounts to be distributed pursuant to this Note Agreement and to the Notes to the Investors shall be made pro rata in proportion to the amount then outstanding under each Investor's respective Note.

2.8 Unsecured Security.
Notes are not secured by assets or any other collateral.

Article III: Covenants

3.1 Distributions.
The Issuer shall until the Repayment Date ensures that it keeps available and authorized for issue to the Investor at all times sufficient share capital equivalent to the amount owed to the Investor had the Notes been converted to Class B Units as defined in Schedule A of the LLC Operating Agreement.

3.2 Conversion.
Upon receiving the Investor's TIN, Issuer will convert Note into Class B Units as referenced in Section 2.5.

3.3 Conversion Price Change.
The Issuer shall not make an issue, grant, or distribution or take any other action if the effect would be that on the Conversion Date, it would be required to issue Class B Units as a discount.

Article IV: Default

If any of the following events of default occur, this Note and any other obligations of the Issuer to the Investor, shall become due immediately, without demand or notice:

1) the failure of the Issuer to pay the principal and any accrued interest when due;

2) the liquidation, dissolution, incompetency or death of the Issuer;

3) the filing of bankruptcy proceedings involving the Issuer as a debtor;

4) the application for the appointment of a receiver for the Issuer;

5) the making of a general assignment for the benefit of the Issuer's creditors;

6) the insolvency of the Issuer;

7) a misrepresentation by the Issuer to the Lender for the purpose of obtaining or extending credit; or

8) the sale of a material portion of the business or assets of the Issuer.

Article V. SEVERABILITY OF PROVISIONS

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

Article VI. Miscellaneous

This Note Agreement may be executed in counterparts, each of which will be an original and all of which together will constitute one instrument. This Note Agreement will be binding on and inure to the benefit of each of the parties and their respective heirs, legal representatives, successors and assigns, but no rights, obligations or liabilities hereunder are assignable by any party without the prior written consent of the other party. This Note Agreement will be governed by the laws of the State of Wyoming, exclusive of its rules governing choice of law and conflict of laws, and Investor consents to the exclusive jurisdiction of the federal and state courts located in Wyoming.

Signature Page

IN WITNESS WHEREOF, Investor has executed this Note Agreement for the purchase of the Units. If accepted by Issuer, Investor will be given a Note.

Amount of Subscription:*

Convertible Promissory Note	$

Investor's state of residency/principal office:_____

Investor's email address:_____

Investor's mailing address:_____

For <u>Natural Persons</u>:   **For <u>Entities</u>:**

_____   _____
(Name of Investor)   (Name of Investor)

_____   By:_____
(Signature of Investor)   Name:_____

_____   Title:_____
(Additional Signature, If Applicable)

Date: [   ]
*The subscribed amount must be submitted with Investor's Note Agreement.

ACH Instructions:	

The foregoing subscription is hereby accepted by Issuer with respect to the following amount as of the date set forth below:

Class B Units Accepted	$

Matt Corman Collective LLC
By:_____
Name:_____
Title:_____
Date of Acceptance:[_____]

Notice Of Conversion

To _____(the "Investor),

We hereby give notice that on _____ (the "Conversion Date"), Investor's Note shall be converted to Class B Units. Outstanding Interest as defined in the Note Agreement is hereby considered forgiven and will not be paid.

Amount of Class B Units To Be Issued: _____

Matt Corman Collective LLC:

By:_____

       Matt Corman

       Chief Executive Officer

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